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                      [COMMUNITY FINANCIAL/BANK LETTERHEAD]



August 23, 2005

VIA EDGAR

Jeffrey B. Werbitt
Staff Attorney
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

RE:      Community Financial Holding Company, Inc.
         Schedule 13E-3, filed on June 17, 2005
         File No. 5-79621
         Schedule 14A, Preliminary Proxy Statement, filed on June 17, 2005 File No. 0-50255

Dear Mr. Werbitt:

         On behalf of Community Financial Holding Company, Inc. ("Community Financial"), I am transmitting with this letter, for filing, Amendment No. 1 to
Schedule 13E-3, which amends Community Financial's filing on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission (the "Commission") on June 17, 2005 (as amended, the "Amended Schedule 13E-3") and Amendment No. 1 to Schedule 14A, Preliminary Proxy Statement (the "Preliminary Proxy"), which amends Community Financial's filing on Schedule 14A filed with the Commission on June 17, 2005 (as amended, the "Amended Proxy"). As a courtesy to the Staff, I am providing three paper copies of each of the Amendments under separate cover, two of which have been marked to show the changes effected in the Amended Schedule 13E-3 and the Amended Proxy by the Amendments.

         The Amendments are being filed principally in response to comments of the Staff set forth in the Commission's letter dated July 22, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Schedule 13E-3 as revised and included in the Amendment No. 1 to the Schedule 13E-3 and to the pages of the Preliminary Proxy as revised and included in the Amendment No. 1 to the Preliminary Proxy. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:
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Securities and Exchange Commission.
August 23, 2005
Page 2


SCHEDULE 13E-3

GENERAL

         1. IT APPEARS THAT, IF APPROVED, COMMUNITY FINANCIAL WILL AUTHORIZE A NEW CLASS OF SHARES AND WILL PROVIDE FOR THE RECLASSIFICATION OF SHARES OF COMMON STOCK HELD BY OWNERS OF LESS THAN 1,000 OF SUCH SHARES OF COMMON STOCK INTO THE NEW CLASS OF SHARES (CLASS A). SHAREHOLDERS WHO OWN MORE THAN 1,000 SHARES OF RECORD WILL SIMILARLY HAVE THEIR SHARES "REDESIGNATED" TO CLASS B COMMON STOCK. SINCE YOU ARE EFFECTIVELY ISSUING NEW SECURITIES TO YOUR CURRENT COMMON HOLDERS, EXPLAIN IN YOUR RESPONSE LETTER WHAT EXEMPTION FROM SECTION 5 OF THE SECURITIES ACT OF 1933 YOU ARE RELYING ON TO ISSUE THOSE NEW SECURITIES WITHOUT REGISTRATION. DESCRIBE ALL RELEVANT FACTS THAT YOU BELIEVE SUPPORT YOUR RELIANCE ON ANY SUCH EXEMPTION.

         Response:

         Community Financial is relying on the exemption provided under Section 3(a)(9) of the Securities Act of 1933, as supplemented by Rules 149 and 150 thereunder, for the issuance of new securities to its existing shareholders in connection with the proposed reclassification and redesignation. The exemption under Section 3(a)(9) applies to, except with respect to a security exchanged in a case under title 11 of the United States Code, any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. Community Financial believes that such exemption applies here because the new securities are not being exchanged pursuant to title 11 of the United States Code, and are issued exclusively to the existing shareholders of Community Financial in exchange for the common stock currently held by them. Furthermore, there will not be any commission or remuneration paid directly or indirectly for soliciting such exchange.

         2. WE NOTE THAT YOU ARE PURPORTING TO CREATE TWO CLASSES OF SECURITIES OUT OF WHAT IS CURRENTLY A SINGLE CLASS OF COMMON SHARES, FOR THE PURPOSE OF TAKING THE COMPANY PRIVATE BY CAUSING EACH "NEW" CLASS TO BE HELD BY LESS THAN 300 SHAREHOLDERS OF RECORD. IN YOUR RESPONSE LETTER, PROVIDE YOUR LEGAL ANALYSIS AS TO WHY THE CLASS A AND CLASS B COMMON ARE TRULY SEPARATE CLASSES FOR PURPOSES OF DETERMINING ELIGIBILITY TO DEREGISTER UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934. WE MAY HAVE FURTHER COMMENTS.

         Response:

         The Class A common stock and Class B common stock have sufficiently distinct rights and privileges to preclude a conclusion that they represent the same class of securities for purposes of Section 12 of the Securities Exchange Act of 1934. The Class A common stock has a dividend preference to the Class B common stock, a liquidation preference relative to the Class B common stock, and does not have the right to vote on any matter except a transaction



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Securities and Exchange Commission.
August 23, 2005
Page 3


involving any merger, acquisition of all of the stock of, or other business combination involving, Community Financial, or acquisition of 25% or greater equity interest in, or a substantial portion of, our assets ("Change in Control"). The Class A common stock's dividend preference precludes the payment of any dividends on the Class A common stock or any junior securities unless dividends at an equivalent or larger rate have previously been paid. The Class A common stock's liquidation preference provides that the holders of the Class A common stock will receive $15.97 per share in any liquidation of Community Financial prior to any distribution to the Class B common stock holders. Because Community Financial's principal asset is its investment in its insured financial subsidiary, Gwinnett Community Bank, and Gwinnett Community Bank is subject to intense regulation, particularly in the context of a liquidation of the bank, it is likely that any liquidation scenario would involve the payment to Community Financial's shareholders of an amount which is significantly less than $15.97 per share of capital stock. Accordingly, the liquidation preference of the Class A common stock would afford the holders thereof a significant advantage relative to the holders of the Class B common stock. Conversely, the voting rights of the Class B common stock give the holders thereof a substantially larger say in the operations, business plan, strategic direction and corporate decisions of Community Financial. While the Class A common stock can convert to Class B common stock in certain limited circumstances involving a Change in Control (as defined above), the existence of that possibility does not mitigate the differences in the rights of the two classes prior to any such conversion.

         Based on these differences in the rights and preferences of the Class A common stock and Class B common stock, we believe that the two classes are distinct classes of securities for purposes of Section 12 of the Securities Exchange Act of 1934 and Community Financial's eligibility for deregistration thereunder.

ITEM 13.  FINANCIAL STATEMENTS, PAGE 6

         3. WE NOTE THAT SUBSECTION (a) OF THIS SECTION ATTEMPTS TO INCORPORATE BY REFERENCE FINANCIAL INFORMATION THAT IS INCORPORATED BY REFERENCE INTO YOUR PROXY STATEMENT. PLEASE REVISE TO ELIMINATE THIS "DOUBLE INCORPORATION." SEE RULE 12B-23(b) OF THE EXCHANGE ACT.

         Response:

         Subsection (a) of Item 13 of Schedule 13E-3 has been revised to eliminate "double incorporation" by providing direct reference to Community Financial's reports and other information filed by Community Financial with the Commission.


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Securities and Exchange Commission.
August 23, 2005
Page 4


SCHEDULE 14A

GENERAL

         4. PLEASE PROVIDE A PRO FORMA BENEFICIAL OWNERSHIP TABLE TO DISCLOSE THE BENEFICIAL OWNERS OF 5% OR MORE OF EACH CLASS OF COMMUNITY FINANCIAL'S VOTING SECURITIES AFTER THE AMENDMENT TO ITS ARTICLES OF INCORPORATION.

         Response:

         The Preliminary Proxy has been revised to provide a beneficial ownership table in the "Interests of Certain Persons in the Reclassification Transaction" section.

         5. PLEASE PROVIDE A BRIEF STATEMENT AS TO ARREARS IN DIVIDENDS IN RESPECT TO THE OUTSTANDING COMMON STOCK THAT IS SUBJECT TO THIS TRANSACTION, AS REQUIRED BY ITEM 12(d) OF REGULATION 14A OR OTHERWISE ADVISE.

         Response:

         The Preliminary Proxy has been revised to provide a brief statement as to arrears in dividends in respect to the outstanding common stock that is subject to this transaction in the "Common Stock to be redesignated as Class B Common Stock" section.

         6. CONSIDER REFERENCING TO "AMENDMENTS" IN THE PLURAL WHEN SPEAKING OF THE CHANGES YOU ARE ASKING SHAREHOLDERS TO APPROVE HERE. REFERRING TO A SINGLE "AMENDMENT" AS YOU CURRENTLY DO THROUGHOUT THE PROXY STATEMENT IS CONFUSING, SINCE THE PROXY CARD DOES ALLOW SHAREHOLDERS TO VOTE ON EACH MATTER SEPARATELY. YOU SHOULD NOTE IN THE PROXY STATEMENT THAT THE ADOPTION OF EACH SEPARATE MATTER IS CROSS-CONDITIONED ON THE APPROVAL OF ALL OTHER MATTERS BEING VOTED UPON.

         Response:

         The Preliminary Proxy has been revised throughout to reference "amendments" in the plural when speaking of the changes that Community Financial is asking the shareholders to approve. In addition, the Preliminary Proxy has been revised to explain that the adoption of each separate amendment is cross-conditioned on the approval of all three amendments by the shareholders.

COVER PAGE

         7. ON THE COVER PAGE AND IN OTHER PROMINENT PARTS OF THE PROXY STATEMENT, INCLUDING THE SUMMARY TERM SHEET SECTION, DISCLOSE THAT CURRENT COMMON SHAREHOLDERS WILL RECEIVE NO CONSIDERATION FOR THEIR SHARES IN THIS TRANSACTION(S) AND WILL LOSE THE BENEFITS



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Securities and Exchange Commission.
August 23, 2005
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OF HOLDING SECTION 12 REGISTERED SECURITIES. PROVIDE THE SAME DISCLOSURE IN EACH
PLACE IN THE PROXY STATEMENT WHERE YOU DISCUSS WHAT SHAREHOLDERS WILL RECEIVE.

         Response:

         Various sections of the Preliminary Proxy, including the cover page, have been revised to include such disclosure.

         8. SEE OUR LAST COMMENT. HIGHLIGHT THE FACT THAT SHAREHOLDERS WHO RECEIVE CLASS A COMMON WILL LOSE VOTING RIGHTS ON ANY MATTER OTHER THAN A CHANGE IN CONTROL TRANSACTION AND WILL ALSO LOSE THE BENEFITS OF REGISTRATION. PROVIDE SIMILAR DISCLOSURE AS TO THE EFFECT ON CLASS B SHAREHOLDERS.

         Response:

         Various sections of the Preliminary Proxy, including the cover page, have been revised to include such disclosure.

         9. SEE OUR LAST TWO COMMENTS. IN A SIMILARLY PROMINENT MANNER, DISCLOSE THAT SHAREHOLDERS WHO OWN LESS THAN 1,000 SHARES OF COMMON STOCK AND WHO WILL RECEIVE CLASS A COMMON IN THESE TRANSACTIONS CAN INSTEAD ELECT TO RECEIVE CASH FOR THEIR SHARES BY EXERCISING APPRAISAL RIGHTS. THIS DISCLOSURE SHOULD BE ACCOMPANIED BY A BRIEF EXPLANATION OF HOW TO EXERCISE APPRAISAL RIGHTS, AND IN PARTICULAR, THAT GEORGIA LAW APPARENTLY PERMITS THE EXERCISE OF DISSENTERS RIGHTS BY SIMPLY NOTIFYING THE COMPANY WITH A SET TIME PERIOD AFTER THE RECLASSIFICATION AND REDESIGNATION TRANSACTIONS, WHICH OBLIGATES THE COMPANY TO PAY THE DISSENTING SHAREHOLDER "FAIR VALUE" FOR THE SHARES, PLUS ACCRUED INTEREST. DISCLOSE WHAT AMOUNT THE COMPANY BELIEVES IS FAIR VALUE, OR DISCUSS HOW IT WILL DETERMINE THAT VALUE BY OUTLINING THE FACTORS AND THE METHODOLOGY IT WILL USE TO CALCULATE.

         Response:

         Various sections of the Preliminary Proxy, including the cover page, have been revised to include such disclosure. Community Financial has not yet determined the fair value of the shares or how it will determine such value but will do so immediately upon the valid exercise of dissenters' rights pursuant to Georgia law. If Community Financial and any dissenting shareholder are not able to agree upon the fair market value of the shares, then a Georgia court will make that determination.

SUMMARY TERM SHEET, PAGE 1

         10. IN THIS SECTION, PROVIDE A COMPARISON OF THE RIGHTS OF CLASS A AS COMPARED TO CLASS B SHAREHOLDERS, AND AS COMPARED TO CURRENT COMMON SHARES. CONSIDER PRESENTING IN TABULAR FORMAT TO MOST CLEARLY PRESENT THE DIFFERENCES BETWEEN THE NEW CATEGORIES OF SECURITIES, AND THE RIGHTS THAT EXISTING COMMON HOLDERS WILL GIVE UP IN THIS TRANSACTION.


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Securities and Exchange Commission.
August 23, 2005
Page 6


         Response:

         The Preliminary Proxy has been revised to add a table to the Summary Term Sheet setting forth the differences between the current common stock, the Class A common stock, and the Class B common stock.

         11. IN THIS SECTION OR IN THE QUESTIONS AND ANSWERS SECTION THAT FOLLOWS, DISCUSS THE REASONS FOR THE TRANSACTION, AND IN PARTICULAR THE STRUCTURE. THAT IS, WHY DID THE BOARD CHOOSE A METHOD OF GOING PRIVATE THAT RESULTS IN SHAREHOLDERS RECEIVING UNREGISTERED SECURITIES WITH IN SOME CASES, NO VOTING RIGHTS, WITH NO ACCOMPANYING CASH PAYMENT?

         Response:

         The Preliminary Proxy has been revised to clarify that the board chose this method of going private transaction primarily to allow shareholders to maintain their equity ownership in Community Financial rather than being "cashed out".

PURPOSE AND STRUCTURE OF THE RECLASSIFICATION TRANSACTION, PAGE 3

         12. WE REFER YOU TO THE DISCUSSION REGARDING THE TREATMENT OF SHARES HELD IN "STREET NAME." YOU INDICATE THAT SECURITY HOLDERS SHOULD TALK TO THEIR BROKER, NOMINEE OR AGENT TO DETERMINE HOW THEY EXPECT THE RECLASSIFICATION TRANSACTION TO AFFECT THEM. EXPLAIN WHETHER A SECURITY HOLDER MAY CONVERT THEIR SHARES SO THAT THEY HOLD THEM OF RECORD RATHER THAN IN STREET OR MAY PURCHASE ADDITIONAL SHARES, DISPOSE OF SHARES OR CHANGE THEIR OWNERSHIP STRUCTURE TO BE CERTAIN THEY EITHER REMAIN CLASS B SECURITY HOLDERS OR BECOME CLASS A SECURITY HOLDERS.

         Response:

         The Preliminary Proxy has been revised to explain that any shareholder may ask his or her broker, nominee or agent to transfer his or her shares so as to be the record holder and also may acquire additional shares, dispose of shares, or otherwise change his or her ownership structure in order to guarantee the receipt of either Class A common stock in the reclassification or Class B common stock in the redesignation.

         13. REFER TO THE DISCLOSURE IN THE THIRD PARAGRAPH IN THIS SECTION. IT DOES NOT SEEM ACCURATE TO STATE THAT IF A NOMINEE IS THE RECORD HOLDER FOR 1000 OR MORE SHARES, "THEN THE STOCK REGISTERED IN THAT NOMINEE'S NAME WILL BE COMPLETELY UNAFFECTED BY THE RECLASSIFICATION TRANSACTION." WOULDN'T THOSE SHARES BE "REDESIGNATED" AS CLASS B COMMON STOCK? IN ADDITION, WOULDN'T THEY LOSE THEIR SHARES AS REGISTERED SECURITIES? PLEASE REVISE OR ADVISE. IN THIS REGARD, IT MAY BE HELPFUL HERE OR IN ANOTHER APPROPRIATE PART OF THE PROXY MATERIALS, TO EXPLAIN THE DIFFERENCE BETWEEN THE TERM "RECLASSIFICATION" THAT YOU USED TO REFER TO THE ISSUANCE OF THE NEW CLASS A SHARES, AND THE TERM "REDESIGNATION" USED IN REFERENCE TO THE NEW CLASS B SECURITIES.


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Securities and Exchange Commission.
August 23, 2005
Page 7


         Response:

         The Preliminary Proxy has been revised to explain that that if a nominee is the record holder for 1,000 or more shares, then the stock registered in that nominee's name will be redesignated as Class B common stock and such stock will no longer be registered.

         In addition, the Summary Term Sheet has also been revised to clarify the difference between the term reclassification and the term redesignation.

TERMS OF CLASS A COMMON STOCK TO BE RECEIVED IN THE RECLASSIFICATION, PAGE 4


         14. IN ADDITION TO DISCLOSING THE TERMS OF THE CLASS A COMMON STOCK, PLEASE REVISE TO DESCRIBE THE MATERIAL DIFFERENCES BETWEEN THE OUTSTANDING SECURITIES (WHICH WILL BECOME CLASS B COMMON STOCK) AND THE CLASS A COMMON STOCK THAT YOU ARE SEEKING TO HAVE AUTHORIZED. SEE ITEM 12(b) OF SCHEDULE 14A.

         Response:

         The Preliminary Proxy has been revised to add a table to the Summary Term Sheet setting forth the differences between the current common stock, the Class A common stock, and the Class B common stock.

INTERESTS OF CERTAIN PERSONS IN THE RECLASSIFICATION TRANSACTION, PAGE 5

         15. PLEASE CONFIRM THAT THE EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES OF THE COMPANY DO NOT HAVE ECONOMIC OR OTHER INTERESTS THAT DIFFER FROM THE INTERESTS OF NONAFFILIATED STOCKHOLDERS. IN THIS REGARD, CONFIRM THAT THE OFFICERS AND DIRECTORS WILL NOT RECEIVE ANY ADDITIONAL COMPENSATION OR BENEFITS AS A RESULT OF THE TRANSACTION, OTHER THAN THE COMPENSATION THAT THEY CURRENTLY RECEIVE AS A RESULT OF THEIR ROLES WITH THE COMPANY. FOR EXAMPLE, WILL THE COMPENSATION TO BE RECEIVED BY YOUR OFFICERS AND DIRECTORS INCREASE AS A RESULT OF THIS TRANSACTION? WILL THERE BE ANY MATERIAL ALTERATIONS TO THE EXISTING EXECUTIVE AGREEMENTS THAT WILL BE FAVORABLE TO YOUR EXECUTIVE OFFICERS AS A RESULT OF THIS TRANSACTION? TO THE EXTENT THAT THERE ARE MATERIAL DIFFERENCES BETWEEN THE INTERESTS OF YOUR AFFILIATED AND UNAFFILIATED STOCKHOLDERS IN THIS TRANSACTION, PLEASE PROMINENTLY DISCLOSE A SUMMARY OF THE INTERESTS AND POTENTIAL CONFLICTS OF INTERESTS IN THIS SUBSECTION.

         Response:

         The executive officers, directors and affiliates of Community Financial do not have any economic or other interests that differ from the interests of nonaffiliated stockholders and will not receive any additional compensation or benefits as a result of the transaction.

         16. WE NOTE THAT YOU EXPECT THAT MOST OF YOUR DIRECTORS AND EXECUTIVE OFFICERS WILL OWN MORE THAN 1,000 SHARES OF COMMON STOCK AT THE EFFECTIVE TIME OF THE RECLASSIFICATION, "AND WILL THEREFORE CONTINUE AS HOLDERS OF COMMON STOCK IF THE



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Securities and Exchange Commission.
August 23, 2005
Page 8


RECLASSIFICATION TRANSACTION IS APPROVED." CLARIFY WHY OWNING MORE THAN 1,000 SHARES IS RELEVANT TO REMAINING A SHAREHOLDER. THAT IS, WON'T SHAREHOLDERS WHO CURRENTLY OWN LESS THAN 1,000 SHARES ALSO MAINTAIN AN EQUITY INTEREST IN THE COMPANY GOING FORWARD?

         Response:

         The Preliminary Proxy has been revised to clarify that the directors and executive officers that own more than 1,000 shares of common stock at the effective time will "receive Class B common stock if the redesignation and reclassification transaction is approved" and to clarify that all shareholders will maintain an equity interest in Community Financial going forward.

         17. REFER TO OUR LAST COMMENT ABOVE. WHY IS THIS STATEMENT PHRASED AS AN EXPECTATION RATHER THAN A FACT? THAT IS, DISCLOSE WHETHER OFFICERS AND DIRECTORS HAVE INDICATED THAT THEY WILL PURCHASE ADDITIONAL SHARES IN ORDER TO EXCEED THE 1,000 SHARE THRESHOLD TO BECOME CLASS B SHAREHOLDERS, OR WHETHER THEY WILL RECEIVE SHARES FROM THE COMPANY FOR THIS PURPOSE. IF SO, EXPLAIN WHY (THAT IS, WHY WOULD THEY PREFER TO HOLD CLASS B RATHER THAN CLASS A SHARES GOING FORWARD?).

         Response:

         The Preliminary Proxy has been revised to indicate that none of our executive officers or directors has indicated that he or she will purchase or sell shares of common stock in order to exceed or fall below the 1,000 share threshold. In addition, the Preliminary Proxy has been revised to reflect that such executive officers or directors will not receive shares from Community Financial and Community Financial will not redeem shares for this purpose.

         18. BRIEFLY EXPLAIN THE DISCREPANCY BETWEEN THE PERCENTAGE OF OUTSTANDING COMMON SHARES HELD BY OFFICERS AND DIRECTORS AND THE PERCENTAGE OF THE VOTE THEY CONTROL.

         Response:

         The discrepancy between the percentage of beneficial ownership of Community Financial's officers and directors and the percentage of the vote that they control results from the issuance of organizer warrants for common stock that were granted to the directors upon the organization of Community Financial. The Preliminary Proxy has been revised to add such disclosure.

         19. THERE APPEAR TO BE SOME WORDS MISSING IN THE FIRST SENTENCE OF THE LAST PARAGRAPH IN THIS SECTION. PLEASE REVISE.

         Response:

         The Preliminary Proxy has been revised to clarify this particular sentence in both sections (the summary and main body) entitled "Interests of Certain Persons in the Reclassification Transaction."

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Securities and Exchange Commission.
August 23, 2005
Page 9


APPRAISAL RIGHTS, PAGE 6

         20. REFER TO OUR COMMENT ABOVE CONCERNING THE NEED TO PROMINENTLY DESCRIBE THE APPRAISAL RIGHTS AVAILABLE TO CLASS A COMMON SHAREHOLDERS. THIS SECTION SHOULD BE EXPANDED TO PROVIDE THAT SUMMARY, RATHER THAN JUST A CITE TO ANOTHER PLACE IN THE DOCUMENT.

         Response:

         The Preliminary Proxy has been revised to provide a summary of dissenters' rights rather than just a citation to a later place in the document.

         21. PLEASE EXPLAIN IN YOUR RESPONSE LETTER, WITH A VIEW TO ADDITIONAL DISCLOSURE, WHY THE CLASS B SHAREHOLDERS DO NOT HAVE APPRAISAL RIGHTS UNDER GEORGIA LAW IN CONNECTION WITH THIS TRANSACTION. TO THE EXTENT YOUR EXPLANATION CITES TO OR RELIES ON GEORGIA LAW, PLEASE PROVIDE COPIES OF THE RELEVANT STATUTORY OR CASE LAW PROVISIONS UPON WHICH YOU RELY.

         Response:

         Section 14-2-1302(a) of Georgia Business Corporation Code enumerates the following five corporate actions where shareholders of a corporation are entitled to dissenters' rights: (1) consummation of a plan of merger, (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, (3) consummation of a sale of all or substantially all of the assets of the corporation, (4) an amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash, or (5) any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares. Initially, neither the Class A nor Class B shareholders would be entitled to dissenters' rights because the proposed transaction does not qualify as any of the corporate actions listed above. However, in light of the potentially negative effects on Class A shareholders in the reclassification transaction, the board of directors of Community Financial has deemed it fair and necessary to provide Class A shareholders an opportunity to liquidate their shares of common stock through the exercise of dissenters' rights prior to the reclassification transaction and therefore decided by resolutions to extend the dissenters' rights to Class A shareholders pursuant to Section 14-2-1302(a)(5) of Georgia Business Corporation Code.

QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION TRANSACTION, PAGE 8

         22. IT APPEARS THAT YOUR QUESTIONS AND ANSWERS SECTION REPEATS A GREAT DEAL OF INFORMATION FROM THE SUMMARY TERM SHEET. PLEASE REVISE TO ELIMINATE UNNECESSARY REPETITION. IN PARTICULAR, WE SUGGEST YOU LIMIT THE QUESTIONS AND ANSWERS SECTION TO PROCEDURAL MATTERS RELATING TO THE MEETING.
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Securities and Exchange Commission.
August 23, 2005
Page 10


         Response:

         The Preliminary Proxy has been revised to eliminate unnecessary repetition and limit the Questions and Answers section to procedural matters relating to the shareholder meeting.

WHAT WILL I RECEIVE IN THE RECLASSIFICATION TRANSACTION?  PAGE 8

         23. SEE OUR COMMENTS ABOVE. EMPHASIZE THAT SHAREHOLDERS WILL NOT RECEIVE CASH IN THIS TRANSACTION UNLESS THEY CAN AND EXERCISE APPRAISAL RIGHTS.

         Response:

         The Preliminary Proxy has been revised to eliminate this question from the Questions and Answers section since it did not pertain to procedural matters relating to the meeting. See Comment #22 above.

CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY PROXY CARD?  PAGE 10

         24. BRIEFLY DESCRIBE HOW A SHAREHOLDER MAY REVOKE A PROXY HERE. SEE OUR COMMENT BELOW ABOUT THE NEED TO CORRECT SOME OF THE DISCLOSURE UNDER "VOTING AND REVOCATION OF PROXIES" ON PAGE 39.

         Response:

         The Preliminary Proxy has been revised to briefly describe in the Questions and Answers section how a shareholder may revoke a proxy.

BACKGROUND OF THE RECLASSIFICATION TRANSACTION, PAGE 12

         25. YOU DISCLOSE THAT YOUR BOARD INITIALLY BEGAN TO EVALUATE REPURCHASING SHARES FROM SECURITY HOLDERS IN 2004. YOU ALSO DISCLOSE THAT YOUR BOARD HAS BEEN MEETING WITH YOUR INDEPENDENT ACCOUNTANTS AND LEGAL COUNSEL TO DISCUSS ALTERNATIVES TO BETTER MANAGE YOUR SHAREHOLDERS BASE SINCE FEBRUARY 2005. EXPAND TO DISCUSS ANY ACTIONS TAKEN BY THE COMPANY, INCLUDING MANAGEMENT, REGARDING THE TRANSACTION DURING THE PERIOD BETWEEN BOARD MEETINGS.

         Response:

         The Preliminary Proxy has been revised to discuss any actions taken during the periods between board meetings with respect to the reclassification transaction.

         26. EXPAND THE BACKGROUND SECTION TO DESCRIBE ANY DISCUSSIONS CONSIDERING THE STRUCTURE OF THIS TRANSACTION, AND HOW AND WHY THE BOARD ELECTED A TRANSACTION STRUCTURE THAT PROVIDES SHAREHOLDERS WITH NO CASH CONSIDERATION. IN "PURPOSE AND STRUCTURE OF THE


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Securities and Exchange Commission.
August 23, 2005
Page 11


RECLASSIFICATION TRANSACTION" ON PAGE 23, YOU CITE COST AS A FACTOR, SO EXPLAIN HOW IT WAS CONSIDERED BY THE BOARD.

         Response:

         The Preliminary Proxy has been revised to expand the discussion of the structure of the transaction and to explain how cost was a factor considered by the board.

         27. REFER TO THE DISCLOSURE AT THE BOTTOM OF PAGE 15, WHERE THE BOARD DISCUSSES FAIRNESS TO UNAFFILIATED SHAREHOLDERS WHO WILL RECEIVE CLASS A SHARES IN THIS TRANSACTION. ARE SHAREHOLDERS WHO OWN LESS THAN 1,000 SHARES THE ONLY NON-AFFILIATES? IF SO, THIS FACT SHOULD BE MORE PROMINENTLY DISCLOSED AND DISCUSSED EARLIER IN THE PROXY STATEMENT. IF NOT, IT IS NOT APPARENT WHY THE BOARD'S ANALYSIS FOCUSED SO MUCH ON THOSE WHO WILL RECEIVE CLASS A SHARES. THOSE SHAREHOLDERS WHO WILL RECEIVE CLASS B SHARES IN THE TRANSACTION WILL RETAIN THEIR VOTING RIGHTS, BUT WILL LOSE THE BENEFITS OF REGISTRATION.

         Response:

         Shareholders who own less than 1,000 shares are not the only non-affiliates of Community Financial. The Preliminary Proxy has been revised to clarify this point. In addition, the Preliminary Proxy has been revised to focus more attention on shareholders that will receive Class B common stock in the redesignation.

COMMUNITY FINANCIAL'S POSITION AS TO THE FAIRNESS OF THE TRANSACTION, PAGE 18

         28. PLEASE REVISE THIS SECTION GENERALLY TO AVOID EXCESSIVE REPETITION OF THE SAME INFORMATION. IN ADDITION, REORGANIZE THE DISCLOSURE TO SEPARATELY ADDRESS FAIRNESS TO UNAFFILIATED CLASS A AND CLASS B SHAREHOLDERS.

         Response:

         The Preliminary Proxy has been revised to avoid excessive repetition and has been reorganized to separately address fairness to the unaffiliated Class A and Class B shareholders.

         29. YOU DISCLOSE ON PAGE 18 THAT THE BOARD BELIEVES THAT THE TRANSACTION AND THE TERMS AND PROVISIONS OF THE RECLASSIFICATION TRANSACTION ARE SUBSTANTIVELY AND PROCEDURALLY FAIR TO YOUR UNAFFILIATED SECURITY HOLDERS. PLEASE CLARIFY WHETHER THE BOARD'S CONCLUSION APPLIES TO SECURITY HOLDERS THAT WILL RECEIVE CLASS A COMMON STOCK AND TO SECURITY HOLDERS THAT WILL CONTINUE TO OWN SHARES OF CLASS B COMMON STOCK. AS NOTED IN OUR LAST COMMENT, BOTH SETS OF SHAREHOLDERS SHOULD BE ADDRESSED.

         Response:

         The Preliminary Proxy has been revised to clarify that the board's conclusion that the transactions are substantively and procedurally fair to Community Financial's unaffiliated



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Securities and Exchange Commission.
August 23, 2005
Page 12


shareholders applied both to shareholders that will receive Class A common stock in the reclassification and to shareholders that will receive Class B common stock in the redesignation.

         30. FOLLOWING THE FIRST BULLET POINT ON PAGE 19 YOU DISCLOSE THAT YOUR SMALLER SHAREHOLDERS WHO PREFER TO REMAIN AS HOLDERS OF CLASS B SECURITY HOLDERS MAY ELECT TO DO SO BY ACQUIRING SUFFICIENT SHARES SO THAT THEY HOLD AT LEAST 1,000 SHARES OF COMMON STOCK PRIOR TO THE RECLASSIFICATION TRANSACTION. IN VIEW OF THE FACT THAT THE PRECEDING BULLET POINT ON PAGE 18 STATES THAT YOUR COMMON STOCK TRADES INFREQUENTLY, REVISE TO EXPLAIN WHY THE BOARD BELIEVES THAT IS A VIABLE "POSITIVE" FACTOR AS DESCRIBED.

         Response:

         The Preliminary Proxy has been revised to explain that many of our shareholders are affiliated with other shareholders through family relationships, business relationships, etc. and Community Financial feels that this fact will give certain shareholders who hold less than 1,000 shares give the ability to acquire additional shares should they so desire, despite the fact that there is a very small trading market for shares of Community Financial's common stock. Therefore, Community Financial believes that this truly is a viable positive factor as described in the Preliminary Proxy.

         31. EXPAND TO ADDRESS THE LOSS OF THE BENEFITS OF REGISTRATION UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 AS A POTENTIAL NEGATIVE ASSOCIATED WITH THIS TRANSACTION.

         Response:

         The Preliminary Proxy has been expanded to address the loss of benefits of registration as a potential negative associated with the transaction.

         32. WE NOTE THAT YOU DISCLOSE ON PAGE 20 THAT YOUR BOARD OF DIRECTORS IS PRIMARILY COMPRISED OF INDEPENDENT MEMBERS. PLEASE REVISE TO DEFINE "PRIMARILY." IN THIS REGARD, DISCLOSE THE TOTAL NUMBER OF DIRECTORS AND THE NUMBER OF DIRECTORS THAT ARE INDEPENDENT. ALSO, YOUR DISCLOSURE SHOULD EXPLAIN THE CRITERIA UPON WHICH YOU ARE JUDGING INDEPENDENCE.

         Response:

         The Preliminary Proxy has been revised to explain that the board consists of a majority of independent directors (only one of our eight directors is a member of management and none of the other seven directors receive any form of compensation from Community Financial other than for their service as directors).

         33. WE REFER YOU TO PAGE 22. WE NOTE THAT YOU DID NOT CONSIDER THE LIQUIDATION VALUE OF THE ASSETS, THE CURRENT OR HISTORICAL MARKET PRICE OF THOSE SHARES, YOUR NET BOOK VALUE OR YOUR GOING CONCERN VALUE. IN VIEW OF THE FACT THAT YOU DID NOT CONSIDER THESE FACTORS, PLEASE DISCLOSE THE BASIS FOR THE BOARD'S BELIEF THAT THE TRANSACTION IS SUBSTANTIVELY

Securities and Exchange Commission.
August 23, 2005
Page 13


FAIR TO COMMUNITY FINANCIAL'S UNAFFILIATED SECURITY HOLDERS, INCLUDING THOSE THAT WILL REMAIN CLASS B HOLDERS AND THOSE THAT WILL BECOME CLASS A HOLDERS. MORE SPECIFICALLY, REVISE TO PROVIDE A MATERIALLY COMPLETE EXPLANATION OF WHY THE BOARD BELIEVES THAT AN EXCHANGE OF ONE CLASS B SHARE OR ONE CLASS A SHARE IS SUBSTANTIVELY FAIR, GIVEN THE DIFFERENT RIGHTS ASSOCIATED WITH EACH AS COMPARED TO YOUR CURRENTLY OUTSTANDING COMMON SHARES. YOUR DISCUSSION SHOULD BE DETAILED, AND SHOULD SPECIFICALLY ADDRESS THE RIGHTS ASSOCIATED WITH EACH NEW CLASS.

         Response:

         The Preliminary Proxy has been revised to provide further explanation regarding why the board believes that the transaction is substantively fair to the shareholders despite the different rights associated with Class A common stock and Class B common stock.

         34. ALSO ON PAGE 22, WE DON'T UNDERSTAND YOUR ASSERTION THAT THE BOARD CONSIDERED THE DIFFERENCE IN VALUE BETWEEN THE CLASS A (WITHOUT VOTING RIGHTS) AND CLASS B SHARES (WITH VOTING RIGHTS) TO BE "MINIMAL, SINCE THE HOLDERS OF COMMON STOCK WHOSE SHARES WOULD BE CONVERTED INTO CLASS A COMMON STOCK IN THE TRANSACTION CURRENTLY OWN SHARES REPRESENTING APPROXIMATELY 10.11% OF THE OUTSTANDING SHARES OF COMMON STOCK AND VOTING RIGHTS." HOW DOES THE PERCENTAGE HELD BY SHAREHOLDERS WHO WILL RECEIVE CLASS A SHARES MATTER IN DETERMINING WHETHER, AS TO AN INDIVIDUAL SHAREHOLDER, IT IS FAIR TO TAKE AWAY THEIR VOTING RIGHTS? PROVIDE THE SAME DISCLOSURE AS TO YOUR STATEMENT ABOUT CLASS B SHARES IN THE NEXT SENTENCE ON THE SAME PAGE.

         Response:

         The Preliminary Proxy has been revised to clarify the assertion that the difference in value of the Class A common stock and Class B common stock is minimal.

         35. HIGHLIGHT THE ADVANTAGE FOR CLASS B SHAREHOLDERS OF THEIR INCREASED VOTING RIGHTS. PLEASE QUANTIFY THE PROPORTIONATE INTEREST INCREASE, IF POSSIBLE.

         Response:

         The Preliminary Proxy has been revised to highlight the advantage for the Class B shareholders and to quantify the proportionate interest increase.

         36. DESCRIBE HOW THE BOARD ASSESSED THE FEATURES OTHER THAN VOTING RIGHTS ASSOCIATED WITH THE CLASS A AND CLASS B SHARES WHEN ASSESSING THE FAIRNESS OF THIS TRANSACTION.

         Response:

         The Preliminary Proxy has been revised to describe how the board assessed features other than voting rights in connection with assessing the fairness of the reclassification transaction.

Securities and Exchange Commission.
August 23, 2005
Page 14


TERMINATION OF SECURITIES EXCHANGE ACT REGISTRATION AND REPORTING REQUIREMENTS, PAGE 24

         37. EXPAND THE DISCUSSION OF THE EFFECTS OF THE TERMINATION OF REGISTRATION AND REPORTING UNDER THE EXCHANGE ACT.

         Response:

         The Preliminary Proxy has been revised to expand discussion of the effects of the termination of registration and reporting under the Exchange Act.

EFFECTS OF THE RECLASSIFICATION TRANSACTION ON THE COMMON SHAREHOLDERS, PAGE 27

         38. HERE AND THROUGHOUT THE PROXY STATEMENT, DELETE ALL REFERENCES TO SHAREHOLDERS "CONTINUING" TO OWN CLASS B SHARES. THERE ARE NO CLASS B SHARES CURRENTLY OUTSTANDING. MOREOVER, USE OF THIS TERM IMPLIES THAT THE SECURITIES THEY WILL OWN ARE THE SAME AS THOSE THEY OWN NOW, WHEN IN FACT THEY WILL BE SUBSTANTIALLY DIFFERENT IN A VARIETY OF WAYS, INCLUDING THE LACK OF REGISTRATION UNDER THE EXCHANGE ACT.

         Response:

         The Preliminary Proxy has been revised to omit references to shareholders "continuing" to own Class B common stock.

APPRAISAL RIGHTS, PAGE 33

         39. EXPLAIN HOW THE "ACCRUED INTEREST" YOU REFERENCE HERE WILL BE CALCULATED. FOR EXAMPLE, WHAT IS THE PERCENTAGE INTEREST RATE? AS OF WHAT DATE WILL INTEREST ACCRUE?

         Response:

         The Preliminary Proxy has been revised to explain how accrued interest is calculated.

         40. SEE OUR COMMENTS ABOVE. EXPLAIN HOW "FAIR VALUE" WILL BE CALCULATED BY THE COMPANY. WHAT IS THE AMOUNT CURRENTLY CONTEMPLATED BY THE COMPANY THAT IT EXPECTS TO PAY IF SHAREHOLDERS EXERCISE APPRAISAL RIGHTS IN CONNECTION WITH THIS TRANSACTION? WE MAY HAVE ADDITIONAL COMMENTS AFTER REVIEWING YOUR REVISED DISCLOSURE.

         Response:

         The Preliminary Proxy has been revised to make clear that the fair value of a dissenting shareholder's shares will be determined in accordance with the provisions of Sections 14-2-1301 to 14-2-1332 of the Georgia Business Corporation Code (the "Georgia Corporation Code") and to describe those provisions.

Securities and Exchange Commission.
August 23, 2005
Page 15


         41. REFER TO THE DISCLOSURE AT THE TOP OF PAGE 35. DELETE THE STATEMENT THAT THE SUMMARY OF APPRAISAL RIGHTS IS NOT COMPLETE AND REVISE TO MAKE IT SO. THIS DESCRIPTION IS CRITICAL IN THE CONTEXT OF THIS TRANSACTION, AS IT IS THE ONLY WAY SHAREHOLDERS CAN RECEIVE CASH FOR THEIR SHARES.

         Response:

         The Preliminary Proxy has been revised to delete the statement that the summary of dissenters' rights is not complete. The discussion is a complete summary of dissenters' rights, although we believe that reference to the statute itself is the most complete information that we can provide.

         42. AS INDICATED IN OUR COMMENTS ABOVE, THE APPRAISAL RIGHTS PROCESS AVAILABLE TO CLASS A SHAREHOLDERS IN CONNECTION WITH THIS TRANSACTION APPEARS TO BE UNUSUAL AND IS THE ONLY WAY THEY CAN RECEIVE CASH IN EXCHANGE FOR THE VOTING RIGHTS THEY WILL GIVE UP. THEREFORE, APPRAISAL RIGHTS AND HOW THEY CAN BE EXERCISED SHOULD BE MUCH MORE PROMINENTLY DISCLOSED IN THE PROXY STATEMENT. SIMILARLY, "FAIR VALUE" AND HOW IT WILL BE CALCULATED SHOULD BE HIGHLIGHTED.

         Response:

         The Preliminary Proxy has been revised in the letter to shareholders, the Summary Term Sheet on page 8, in the discussion of Dissenters' Rights on page 36 and elsewhere in the document to highlight the availability of dissenters' rights as an alternative to the reclassification transaction and the manner in which the fair value of shares as to which dissenters' rights are exercised will be calculated.

DESCRIPTION OF COMMON STOCK, PAGE 35

         43. PLEASE CLARIFY, IF TRUE, THAT THE "COMMON STOCK" THAT YOU REFER TO IN THIS SECTION IS THE SAME SECURITY AS AND HAS IDENTICAL RIGHTS TO CLASS B COMMON STOCK. CLASS B SHARES SHOULD BE ADDRESSED IN A SECTION PURPORTEDLY DESCRIBING THE SHARES OF STOCK THAT WILL BE OUTSTANDING AFTER THE TRANSACTION.

         Response:

         The Preliminary Proxy has been revised to clarify that the "common stock" referred to is the same security and has identical rights to the Class B common stock. In addition, the entire "Description of Capital Stock" section has been revised to clarify the differences between the Class A common stock, Class B common stock, and common stock prior to the transaction.

Securities and Exchange Commission.
August 23, 2005
Page 16


DATE, TIME AND PLACE OF THE SPECIAL MEETING, PAGE 38

         44. REFER TO THE DISCLOSURE IN THE THIRD PARAGRAPH IN THIS SECTION THAT THE BOARD RESERVES THE RIGHT NOT TO EFFECT THIS TRANSACTION EVEN IF THE AMENDMENTS ARE APPROVED. EXPLAIN THE CIRCUMSTANCES WHICH WOULD CAUSE IT TO DO SO. PROVIDE EXAMPLES.

         Response:

         The Preliminary Proxy has been revised to give example of the circumstances which would cause the board to abandon the transaction even after shareholder approval.

VOTING AND REVOCATION OF PROXIES, PAGE 39

         45. REFER TO THE LAST SENTENCE IN THE SECOND TO LAST PARAGRAPH OF THIS SECTION. WE ARE CONFUSED BY YOUR ASSERTION THAT SHAREHOLDERS MAY REVOKE A PROXY ONLY BY ATTENDING AND VOTING AT THE SPECIAL MEETING, SINCE IT CONTRADICTS EARLIER DISCLOSURE IN THIS SECTION. PLEASE ADVISE.

         Response:

         The above referenced sentence has been deleted in order to clarify the disclosure regarding revoking a proxy.

FINANCIAL INFORMATION, PAGE 40

         46. PLEASE REVISE THE PRESENTATION OF YOUR FINANCIAL STATEMENTS TO DISCLOSE THE RATIO OF EARNINGS TO FIXED CHARGES IN A MANNER CONSISTENT WITH ITEM 503(d) OF REGULATION S-K. SEE ITEM 1010(c)(4) OF REGULATION M-A. BE ADVISED THAT ALTHOUGH WE UNDERSTAND THAT ITEM 503(d) OF REGULATION S-K REFERS TO REGISTERED DEBT SECURITIES OR PREFERENCE EQUITY SECURITIES, THE RATIO OF EARNINGS TO FIXED CHARGES REQUIRED BY ITEM 1010(c)(4) IS NOT LIMITED TO CIRCUMSTANCES IN WHICH A COMPANY HAS REGISTERED DEBT SECURITIES AND/OR PREFERENCE EQUITY SECURITIES. RATHER, ITEM 1010(c)(4) OF REGULATION M-A REQUIRES THAT COMMUNITY FINANCIAL PRESENT ITS RATIO OF EARNINGS TO FIXED CHARGES "IN A MANNER CONSISTENT WITH 503(d) OF REGULATION S-K." THE FIXED CHARGES REFERRED TO BY THE ITEM REQUIREMENT ARE NOT LIMITED TO THOSE ASSOCIATED WITH REGISTERED DEBT OR PREFERENCE EQUITY SECURITIES AND SHOULD BE PRESENTED IN ALL CIRCUMSTANCES IN WHICH THE COMPANY HAS ANY FIXED CHARGES. FOR EXAMPLE, IT APPEARS THAT COMMUNITY FINANCIAL HAS JUNIOR SUBORDINATED DEBENTURES.

         Response:

         The Preliminary Proxy has been revised to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K (even though there is no corresponding section in Regulation S-B) in the selected condensed consolidated financial information section.

Securities and Exchange Commission.
August 23, 2005
Page 17


         47. WE REFER YOU TO THE PRO FORMA FINANCIAL STATEMENT OF PAGE 41. PLEASE REVISE TO INCLUDE ALL OF THE PRO FORMA INFORMATION REQUIRED BY ITEM 1010(b) OF REGULATION M-A. IN THIS REGARD, IT DOES NOT APPEAR THAT YOUR PRO FORMA INFORMATION CONTAINS EARNINGS PER SHARE OR THE RATIO OF EARNINGS TO FIXED CHARGES. ALSO, YOUR PRO FORMA INFORMATION SHOULD BE PRESENTED FOR THE MOST RECENT FISCAL YEAR AND THE LATEST INTERIM PERIOD.

         Response:

         The Preliminary Proxy has been revised to disclose earnings per shares and ratio of earnings to fixed charges in the selected condensed consolidated financial information section.

FORWARD LOOKING STATEMENTS, PAGE 46

         48. THE DISCLAIMER IN THE FIRST PARAGRAPH OF THIS SECTION IS INCONSISTENT WITH YOUR AMENDMENT OBLIGATIONS UNDER RULE 13E-3 AND THE PROXY RULES. UNDER THOSE PROVISIONS, YOU HAVE AN AFFIRMATIVE OBLIGATION TO REVISE THE DISCLOSURE WHENEVER IT CHANGES MATERIALLY. PLEASE DELETE.

         Response:

         The Preliminary Proxy has been revised to remove the disclaimer contained in the last sentence of the first paragraph.

INFORMATION INCORPORATED BY REFERENCE, PAGE 47

         49. PLEASE CONFIRM THAT YOU PLAN TO DELIVER THE ANNUAL REPORT AND QUARTERLY REPORT THAT YOU ARE INCORPORATING BY REFERENCE WITHIN THIS PROXY STATEMENT OR OTHERWISE ADVISE. SEE ITEM 13(b)(2) OF REGULATION 14A.

         Response:

         We confirm that we plan to deliver the annual report and quarterly report that we are incorporating by reference within the proxy statement to our shareholders when the proxy statement is sent to the shareholders.

         50. NEITHER RULE 13E-3 NOR SCHEDULE 14A ALLOW YOU TO FORWARD INCORPORATE BY REFERENCE TO DOCUMENTS NOT YET FILED. IF YOU WISH TO INCORPORATE BY REFERENCE SUCH FUTURE FILINGS, YOU MUST AMEND TO SPECIFICALLY NAME THEM. PLEASE DELETE THE STATEMENT TO THE CONTRARY IN THIS SECTION.

         Response:

         The Preliminary Proxy has been revised to delete the statement that incorporates by reference to documents that Community Financial has not yet filed with the Commission.

Securities and Exchange Commission.
August 23, 2005
Page 18

FORM OF PROXY CARD

         51. THE DISCLOSURE UNDER "THE AMENDMENTS TO OUR ARTICLES OF INCORPORATION" IN THIS SUMMARY TERM SHEET ON PAGE 1 OF THE PROXY STATEMENT INDICATES THAT NO AMENDMENT CAN PASS UNLESS THEY ALL DO. THE FACE OF THE PROXY CARD SHOULD BE REVISED TO MAKE CLEAR THAT EACH MATTER IS CROSS-CONDITIONED ON THE APPROVAL OF ALL OTHER MATTERS.

         Response:

         The proxy card has been revised to clarify that each amendment is cross-conditioned on the approval of the other amendments.

If you have any questions regarding these matters, please do not hesitate to contact me at 770-476-7885.

Very truly yours,


/s/ Ann K. Marshall
Ann K. Marshall